Exhibit 99.15

ABILITY INC. AND SUBSIDIARIES

Expert Opinion

Solvency Evaluation

January 2022

Soraya Consultants Ltd	Ability Inc.

Expert Opinion

January 21, 2022

Attn.

Ability Inc. Board of Directors

1.	INTRODUCTION

1.1.	The Expert

The work was carried out by a team led by Amir Soraya, CPA

The expert’s credentials and professional experience are as follows:

●	Bachelor of Business Administration, Accounting specialty (cum laude).

●	Partner and Head of MGI Israel Economics Department, Knobel Beltzer Soraya & Co., Certified Public Accountants

●	Joint Coordinator of examinations at the Israel CPA Council in Advanced Financial Accounting, Final B

●	In the past decade, responsible for numerous valuations of stocks and financial instruments, PPAs, economic opinions, expert opinions for courts and accounting consulting, including for public companies in Israel and abroad

●	Senior lecturer at the Herzliya Interdisciplinary College, Department of Accounting

●	Co-author of the book “Accounting Theory” (in Hebrew, published by PLS Ltd.)

●	Former Referent of examinations at the Israel CPA Council in Advanced Financial Accounting, Final B

●	Former lecturer in the academic track of the College of Management, Department of Accounting

●	Member, Israel Association of Valuators

●	Member, Fair Value Forum, the Herzliya Interdisciplinary College

●	Member, Advanced Studies Committee at the Institute of Certified Public Accountants in Israel

●	Member, the Liaison Committee with the Capital Market Division of the Institute of Certified Public Accountants in Israel

●	Member of the editorial board of the book “Financial Reporting” (published by the Institute of Certified Public Accountants in Israel)

●	Former member of the Ad Hoc Team for Government Accounting Standards

Soraya Consultants Ltd	Ability Inc.

1.2	Purpose of the opinion

Section 2 of the Insolvency and Economic Rehabilitation Act, 2018 (the “Act”) sets forth two alternative tests for examining insolvency, net asset value test and a cash flow test, as follows: “Insolvency is an economic situation where a debtor cannot repay his debts on time, whether their due date has arrived or not, or the debtor’s liabilities, including his future and contingent liabilities, exceed the value of his assets” (emphasis added).

We were requested by the board of directors of Ability Inc. (hereinafter: the “Company” or “Ability”) to provide our opinion of the solvency of the Company and its subsidiaries, in consolidation (hereinafter together: the “Group”), under the Act, as of October 31, 2021 (hereinafter: the “Evaluation Date”).

This opinion is intended for the Company’s board of directors and shall not be used or relied on without our consent. However, we agree that our opinion be presented to the court also be mentioned in the company’s financial statements and immediate reports, in accordance with the Securities Act, 5728-1968 and the regulations thereunder.

1.3	The Expert’s Statement

We have no personal interest in the securities of the Company and its affiliates and we do not depend on the Company and its Material Shareholders, including in accordance with the principles on the subject set forth in Legal Position 105-30 of the Israeli Securities Authority’s staff (hereinafter: the “Authority”).

This opinion is given in lieu of testimony in court and I hereby declare that I am well aware that for the purpose of the provisions of the Criminal Law about perjury under oath in court, my opinion, when signed by me, is the same as testimony under oath given by me in court.

1.4	Limitation of Liability

During performance of the work, the management provided us with audited and unaudited historical and information and other, financial, business and operational information pertaining to the activities of the Company and the Group. Without examining the veracity of the information, we relied on this information to faithfully reflect, among other things, the results of the Group’s operations and financial position. We have not independently reviewed nor audited reviewed the information, and we do not express an opinion or any other recommendation as to the correctness or adequacy of this information. However, we have conducted various examinations in several cases to test the plausibility of the data and forecasts. The actual results of the companies may be different from the financial forecasts and differences may be material.

An economic opinion is not an exact science; it is meant to reasonably and fairly reflect a certain correct situation at a given time on the basis of known data, stated premises and estimated forecasts. Changes in the main variables and/or information may change the basis for the premises and the conclusions, accordingly.

Soraya Consultants Ltd. (hereinafter: “Soraya & Co.”) and the Company agree that unless the court determines that Soraya & Co. acted maliciously, Soraya & Co. will not bear any liability to the company that is more than three times the fee for this work, from any source and under any cause, including tort, in all that pertains to the contract between Soraya & Co. and the Company, and the Company or anyone on its behalf will not have any contention and/or claim against Soraya & Co., including by way of a third party notice, in connection with the services provided in the contract and services provided by Soraya & Co. to the Company.

Any use made of this Opinion is conditional on reading and knowing the details of the Opinion and its limitations, and it will be construed as express agreement to the conditions above.

Soraya Consultants Ltd	Ability Inc.

1.5	Sources of Information

For the purpose of the Opinion, the Company’s management provided us with documents and information about the Company’s activities and financial position, including:

●	Financial statements of the Group in the past three years (audited or reviewed, as the case may be).

●	Financial data of the Company and its subsidiaries.

●	Financial, business and operational information about the group.

●	Forecast cash flow statement prepared by the Company’s management.

●	Unaudited financial data of the Group.

●	Service agreement with a foreign company (hereinafter: “MG”) in connection with development and maintenance of the ULIN system.

●	Selected agreements with vendors and employees.

●	A copy of an application filed with the Tel Aviv District Court in July 2021, “Urgent Application to Stay Proceedings in order to Formulate a Debt Settlement” (hereinafter: “Stay of Proceedings Application”).

●	“Summary Report of Findings on Dividend Distribution and Stock Buyback” by the staff of the Securities Authority from June 2015.

●	International Accounting Standard No. 37 (IAS) on provisions, contingent liabilities and contingent assets.

●	International Accounting Standard No. 38 on intangible assets.

●	Insolvency and Economic Rehabilitation Act, 5778-2018 (hereinafter: the “Act”).

●	Information in the public domain.

We also held talks and meetings with the Group’s management.

Soraya Consultants Ltd	Ability Inc.

1.6	Concise Description of the Group and its Activities

The Company is a public company of which shares are traded on the Tel Aviv Stock Exchange and on the OTC Pink List in the United States. The Company is a foreign company which fully (100%) owns three subsidiaries: Ability Computer and Software Industries Ltd (“Ability Industries”); Ability Security Systems Ltd (“Ability Security”); and Telcostar Pte Ltd (“Telecostar”) (hereinafter collectively: the “Subsidiaries”).

The Group is active in the technology of interception of cellular and satellite communications. The Group currently employees four persons, including the two Material Shareholders, a marketing person and an office manager.

The company owns one product (the ULIN system),1 which currently constitutes its main activity. The Company purchased this product on January 15, 2019 as part of the acquisition of Telecostar for approximately USD 1 million. The development and maintenance services of this product are carried out through MG, based on a contract agreement of cost plus 10%.

According to talks that we had with the Company, the Company has no patents pertaining to ULIN and has no tangible involvement in the system’s development and maintenance operations that are done through MG, such that the Company has a significant dependence on MG. The Group’s other products are not owned by the Group, and they actually constitute an adaptation of existing products to the needs of a specific customer according to the customer’s needs. The sales volume of the Group from these product in recent years is not material. In these products, the group relies fully on the knowledge and acquaintances of the Material Shareholders in the Company.

In July 2021, the Group applied to the Tel Aviv District Court for an urgent stay of proceedings for the purpose of formulating a debt settlement (hereinafter: the “Stay of Proceedings Application”) in view of what it argued was a “serious cash flow crisis” in the Group.

1.7	Methodology

The solvency test was performed on the Group as a whole (consolidated) and not separately for each of the companies in the group. This methodology was applied in view of the type of activities of the Group’s companies, the inter-company agreements in place and also in view of the Group’s actual financial conduct.

The examination was based on the two alternative tests stipulated in the Act – the net asset value test and the cash flow test, combined with supplementary tests.

The actual implementation of the two alternative tests in the Act was based on the methodology accepted in the profession and by international credit rating firms (Standard & Poor’s and Moody’s) for examination of credit risk and solvency, and also considering the “Summary Report of Findings on Dividend Distribution and Stock Buyback” by the staff of the Securities Authority of June 2015 (hereinafter: the “Authority’s Summary Report”).

The following is a summary of the manner of implementation in the Opinion of the tests set forth in the Act:

A.	Net Asset Value (NAV) Test

In this test, we examined the economic value of the Group’s assets less the net liabilities to obtain the Group’s Net Asset Value (NAV). The economic value is the value between a willing buyer and a willing seller, who are not affiliated, with no pressure on either side. The manner of determining the economic value of the Group’s assets is explained in the body of the Opinion.

1 See Section 22 of the Company’s periodic report for 2020, published on the MAGNA site of the Israel Securities Authority.

Soraya Consultants Ltd	Ability Inc.

The balance of the Group’s undisputed liabilities was estimated based on its balance sheet balance according to the Company’s reviewed financial statements as of June 30, 2021, adjusted to October 31, 2021.

The Group’s contingent liabilities (mainly in connection with legal claims) were estimated for the NAV purpose according to the balance of the provision (for liability) in respect of which in the Group’s financial statements. It is noted that under generally accepted international accounting standards,2 contingent liabilities are not presented in the financial statements at economic value (or fair value) and are not necessarily fully recognized in the financial statements.3

In view of the Group’s financial and cash flow position, it is not necessary to practically test inclusion of contingent liabilities for which no provision (for liability) was recognized in the financial statements as part of the NAV test.

B.	Cash Flow Test

In this test, the Group’s cash flow capacity to service its existing and future debts is examined. For this purpose, we prepared, with the Company’s CFO, a projected cash flow of the Group that includes the Group’s expected receipts (from customers and others) and the Company’s expected payments (for present liabilities and future liabilities). The projected cash flow was made according to the assumptions described in the body of the Opinion.

The projected cash flow was prepared for two years only and does not include possible payment of contingent liabilities (except for provisions for contingent liabilities which are likely to be paid during the forecast period) in view of the unequivocal results received.

Without derogating from the above, it is noted that as of the date of writing this Opinion, the Group has debts in arrears, even in respect of undisputed debts. Thus, even currently the Group is not solvent according to the cash flow test.

Complementary Tests:

To confirm and support the results of the above tests, we also examined other factors, external and internal, including liens, unutilized credit facilities, immediate liquidity, volume of contingent liabilities and the existence of a going concern note in the Company financial statements as of June 30, 2021.

1.8	Summary and Conclusions

a.	The Group operate in the technology field of intercepting cellular and satellite communications for government, military, police and various intelligence bodies. Currently, most of the Company’s sales are of the ULIN[4] system, which was purchased in 2019 for about USD 1 million. According to talks we had with the Company, the ULIN system’s development and maintenance are performed through MG. It seems (and also stated in the Company’s reports) that the Company has a material dependency on MG and on the Company’s Material Shareholders who are also Company employees.[5]

2 IAS 37 on provisions, contingent liabilities and contingent assets.

3 For example, when the provision cannot be estimated reliably.

4 Meaning Ultimate Interception.

5 The Company’s current Material Shareholders are Anatoly Hurgin and Alexander Aurovsky.

Soraya Consultants Ltd	Ability Inc.

b.	The Company’s shares are traded on the Tel Aviv Stock Exchange and are listed on the OTC Pink platform in the United States. The Company’s market value on the Tel Aviv Stock Exchange is only about USD 3 million.[6]

c.	The Group owns no patents or trademarks of any kind and does not conduct any internal research and development activities (the ULIN system’s development and maintenance performed by MG).

d.	The Company has no lines of credit in banking corporations (or other financial institutions) and there are no material free tangible assets or assets that enable provision of credit.

e.	As of the evaluation date, the Group has outstanding debts to suppliers, service providers and Israel Police in the amount of approximately USD 9.5 million. Since September 2019, the Company does not pay salaries to the Material Shareholders and from mid-June 2021, the Company only pays 50% of the salaries of the other Company employees and of the fees of two service providers in the field of finance.

f.	There are significant legal proceedings pending against the Company, its subsidiaries and the two Material Shareholders of which financial exposure is not fully quantifiable (but is necessarily higher than USD 34 million), including various lawsuits against the Company and related parties for breaches of securities law, a criminal investigation by the Israel Police international serious crime investigation unit on suspicion of offenses of prohibition of money laundering, customs fraudulent gains and a civil action against the Company and its Material Shareholders by the United States Securities and Exchange Commission (SEC).[7]

g.	The auditors’ report in the Company’s financial statements as of June 30, 2021, the auditors included a note about significant doubts regarding the Company’s continuing to operate as a “going concern”.

h.	According to the NAV test, the Group has a clear and significant negative net asset value of approximately USD 13.3 million.

i.	According to the cash flow test, the Group has a significant and clear deficit in the projected cash flow of approximately USD 13 million (at the end of the forecast period), before possible payments for contingent liabilities (amounts that the Group may pay to authorities, vendors and others as part of legal proceedings).[8]

In my opinion, in view of the light of what is stated above and below, according to both the cash flow test and NAV test as set forth in the Act, the Group is insolvent.

The solvency test was performed for the Group in consolidation. However, in my opinion, as explained below, in view of the nature of the Group companies; activities and the relations between them, the Company and each of its subsidiaries are insolvent according to the tests prescribed in the Act.

The binding version of this opinion is the Hebrew version. The translation of the expert opinion into English is presented for convenience only.

6 It is noted that the trading volume of the Company’s shares at TASE are only a few tens of thousands of shekels daily.

7 In January 2022, the SEC applied to a U.S. court to forfeit USD 24.3 million from the Company in favor of the SEC.

8 The projected cash flow includes a payment for provisions in the amount of about USD 2.7 million for which default judgments were made by a court in Florida, the United States.

Soraya Consultants Ltd	Ability Inc.

We are at your service for any inquiry.

Sincerely,

[signature]

Amir Soraya, CPA

Soraya Consultants Ltd.

“Neither MGI nor Knobel Beltzer Soraya Group, nor any MGI member firm, accepts responsibility for the activities, work, opinions or service of any other members.

MGI is a worldwide association of independent auditing, accounting and consulting firms.”

Economic and Capital Market Department 13 Noah and Yehuda Mozes, Agish-Raved Building, Tel Aviv Telephone +972-3-6007822; fax: +972-3-9413946 Email: info@soraya.co.il Website: www.mgi-Israel.co.il	Main Branch 20 HaMasger Street, Tel Aviv

Soraya Consultants Ltd	Ability Inc.

TABLE OF CONTENTS

1.	INTRODUCTION
1.1	Overview	10
1.2	Description of the Group	10
	1.2.1 Background and holdings diagram	10
	1.2.2 Summary of the Group’s activity	11
	1.2.3 Contingent liabilities and legal proceedings	13

2.	ANALYSIS OF THE FINANCIAL STATEMENTS AND MARKET VALUE
2.1	Analysis of the financial statements of the Group	14
	2.1.1 Profit and loss statements	14
	2.12 The financial position	15
2.2	Market value and equity	16

3.	METHODOLOGY
3.1	Overview	17
3.2	Testing the Group’s solvency (in consolidation)	17
3.3	Manner of implementing the tests prescribed in law	18

4.	THE NAV TEST
4.1	Overview	20
4.2	Net asset value	21

5.	THE CASH FLOW TEST (PROJECTED CASH FLOW)
5.1	Overview	26
5.2	Projected cash flow statement	27

6.	COMPLEMENTARY TESTS	30

7.	SUMMARY AND CONCLUSIONS	31

Soraya Consultants Ltd	Ability Inc.

1.	INTRODUCTION

1.1	Overview

Section 2 of the Insolvency and Economic Rehabilitation Act, 5778-2018 (the “Act”) sets forth two alternative tests for examining insolvency, net asset value test and a cash flow test, as follows: “Insolvency is an economic situation where a debtor cannot repay his debts on time, whether their due date has arrived or not, or the debtor’s liabilities, including his future and contingent liabilities, exceed the value of his assets” (emphasis added).

On July 14, 2021, Ability Inc. (hereinafter: the “Company” or “Ability”) – together with its three subsidiaries: Ability Computer and Software Industries Ltd (“Ability Industries”); Ability Security Systems Ltd (“Ability Security”); and Telcostar Pte Ltd (“Telecostar”) (hereinafter collectively: the “Subsidiaries”) – applied to the Tel Aviv District Court with an urgent application for a stay of proceedings to enable a debt settlement in view of an alleged “serious cash flow crisis” in the Group.

We were requested by the board of directors of the Company to provide our opinion of the solvency of the Company and its subsidiaries, in consolidation (hereinafter together: the “Group”), under the Act, as of October 31, 2021 (hereinafter: the “Evaluation Date”).

This opinion is intended for the Company’s board of directors and shall not be used or relied on without our consent. However, we agree that our opinion be presented to the court also be mentioned in the company’s financial statements and immediate reports, in accordance with the Securities Act, 5728-1968 and its regulations.

1.2	Description of the Group

1.2.1	Background and Holding Diagram

The Company is a foreign public Company the shares of which are traded on the Tel Aviv Stock Exchange and are also listed on the OTC Pink platform in the United States. As of December 15, 2021, the Company has two Material Shareholders who together hold approximately 31.58% of the rights in the Company’s capital (undiluted), as follows: Alexander Aurovsky 17.67%; Anatoly Hurgin 13.91% (hereinafter together: the “Material Shareholders”).9 The Material Shareholders are officers of the Company.

The Company is a holding Company with no independent activity, and its activities are carried out through the subsidiaries. The Group has activity in the field of technology for intercepting cellular and satellite communications. The Group currently employs four (4) employees, including the two Material Shareholders, a marketing person and an office manager.

The Group has a significant equity deficit (approximately USD 14 million as of June 30, 2021), a significant negative working capital and current operating losses of approximately USD 5 million in the first half of 2021 and approximately USD 6.5 million in 2020.

Significant lawsuits have been filed against the Group and its Material Shareholders and the Group has significant debts in arrears to vendors and to others.

The following is the Company’s holding diagram:

ABILITY INC.

100%	100%	100%
Industries	Security	Telcostar

The Group does not maintain an accounting separation between the companies; they are run as one unit. All the revenues and costs (in recent years) are recorded being recorded in Ability Industries.

9 According to information provided to us by the Company’s management, the holding rate of the Material Shareholders in the voting rights is 24.99% as of the evaluation date.

Soraya Consultants Ltd	Ability Inc.

1.2.2	The Group activity in Brief[10]

The Group has activity in the field of technology for intercepting cellular and satellite communications. The Group provides advanced products and interception solutions of cellular data, cellular location, intelligence and cyber solutions designed to address the specific security needs and challenges of its customers: governments, armed forces, law enforcement agencies, state internal security agencies and other security bodies. The Company focuses on intercepting voice communications, SMS and data from cellular communications networks (GSM, CDMA, UMTS and LTE) and satellite communications networks.

The Group owns no patents or trademarks of any kind11 and it does not carry out any internal research and development activities (the development and maintenance of the ULIN system is carried out by a material vendor of the Group, in the ULIN system).

10 Based on talks we held with the Company and on the Company’s periodic report for 2020.

11 See Section 15 of the periodic report of the Company for 2020.

Soraya Consultants Ltd	Ability Inc.

Technologically, the Group’s products and services can be classified into two main categories:

A.	Customized Products

In this category of products, the Group adapts existing products, developed by other companies in the market, to the specific requirements of the customer. In this activity, the Group has no material technology or material legal rights in respect of the sold product. The required adjustments in the product are done by the Company’s Material Shareholders.

The volume of sales of the Group in this category have not been significant in recent years. In these products, the Group has no independent technology and it relies fully on the knowledge and acquaintances of the Material Shareholders.

B.	The ULIN system

The second category includes the ULIN system, which has been the mainstay of the Group in recent years. The Company purchased this product on January 15, 2019, as part of the acquisition of Telecostar, for approximately USD 1 million.

ULIN is a strategic system based on the Software-as-a-Service (SaaS) model for data interception and geolocation in the GSM, UMTS and LTE cellular networks. The development, maintenance and service of the system are based on a service agreement with a foreign Company (hereinafter: “MG”). The agreement is on a cost plus 10% basis and is in effect until December 31, 2022.

Our talks with the Company indicate that the Company has no patents related to ULIN and has no tangible involvement in the system’s development and maintenance, which are performed at MG. That is, the Company has significant dependence on MG.12

12 According to talks with the Company’s management, MG is not an affiliated party to the Company or the Material Shareholders.

Soraya Consultants Ltd	Ability Inc.

1.2.3	Contingent Liabilities and Legal Proceedings

Several significant legal proceedings are pending against the Group and the Material Shareholders of which financial scope is cannot be reliably quantified. The legal proceedings include lawsuits due to failure to pay vendors, violation of securities laws and an investigation of the Ministry of Defense, as follows (in USD thousands):

	Plaintiff	Subject	Scope	Provision in FS	Note in financial statements	Notes
1	Former Employee	Labor laws	63	63	Note 11(1) in the 2020 FS	According to a settlement signed after the evaluation date
2	Third party	Violation of Florida Securities Law, fraud and negligence	1,100	1,100	Note 11(2) in the 2020 FS and Note 4 in the June 2021 FS	Representation was discontinued. There are default judgments of the Florida court
3	Third party	Misrepresentations and omissions in Florida	1,600	1,600	Note 11(3) in the 2020 FS and Note 4 in the June 2021 FS	Representation was discontinued. There are default judgments of the Florida court in the United States
4	Third party	Patent infringement	1,600	None	Note 11(4) in the 2020 FS
5	Former director	Reimbursement of expenses	4,000	None	Note 11(6) in the 2020 FS
6	Israel Ministry of Defense	Suspicion of fraud and money laundering	Unquanti-fiable	None	Note 11(7) in the 202 FS	Gag order. Licenses of two subsidiaries were revoked
7	U.S. Securities and Exchange Commission	Alleged violation of U.S. securities laws	24,300	None	Note 11(8) in the 202 FS and immediate report from January 2022
8	Vendor	Legal services	200	200	Immediate report October 6, 2021

According to what is stated above, legal proceedings against the Group are pending for USD 34 million, for which there is a provision in the financial statements of approximately USD 3 million. The table does not include a provision recognized in respect of claimed input tax in the amount of approximately USD 0.8 million.

Default judgments were made at a Florida court in respect of contingent liabilities in the amount of approximately USD 2.7 million (excluding interest). In respect of a contingent liability of USD 63,000, a settlement was signed after the evaluation date. Also, in January 2022, the U.S. Securities and Exchange Commission (“SEC”), in connection with the contingent liability listed in Item 7 of the table, petitioned a U.S. court for forfeiture of a total of USD 24.3 million in favor of the SEC.

Without derogating from the foregoing, as explained below, the Group has significant debts in arrears to vendors and employees.

Soraya Consultants Ltd	Ability Inc.

2.	FINANCIAL STATEMENTS ANALYSIS AND MARKET VALUE

2.1	Analysis of the Group’s Financial Statements

2.1.1	Profit and Loss Statements

Below are selected data from the Group’s profit and loss statements from 2019 onwards:

		For the year ended			For the year ended
		December 31			December 31
	H1 2021	2020	2019	H1 2021	2020	2019
	Unaudited	Audited		Unaudited	Audited
	USD thousands			Percent of revenues
Revenue from sales	281	1,726	1,885	100%	100%	100%
Cost of sales and services	1,135	2,806	3,130	404%	163%	166%
Gross loss	-854	-1,080	-1,245	-30%	-0%	-06%
Sales and marketing expenses	392	1,021	1,508	140%	59%	80%
Administrative & general expenses	3,760	4,330	4,819	1338%	251%	256%
Operating loss	-5,006	-6,431	-7,572	-1781%	-373%	-402%
				0%	0%	0%
Financing income	-33	-	-	-12%	0%	0%
Financing expenses	33	278	233	12%	16%	12%
Net comprehensive loss	-5,006	-6,709	-7,805	-1781%	-389%	-414%

The Group has presented a significant decrease in the volume of activity in recent years. In all of the periods presented above, the Group presents significant operating losses; in 2019 the Group had an operating loss of about USD 7.6 million and; in the first half of 2021, the Group had an operating loss of USD 5 million.

The Group’s revenues during the periods examined mainly derived from ULIN system projects.

The Group’s marketing and sales expenses include, among other things, commissions to marketers and brokers that are derived directly from the Group’s revenues. The Group’s administrative and general expenses mostly include salaries and legal services (in 2020, administrative and general expenses include a doubtful debt of a customer of USD 1.95 million).

Soraya Consultants Ltd	Ability Inc.

2.1.2	The Financial Position

Below are selected data from the Group’s profit and loss statements from 2019 onwards:

	As of June 30	As of December 31		As of June 30	As of December 31
	2021	2020	2019	H1 2021	2020	2019
	Unaudited	Audited		Unaudited		Audited
	In USD thousands			In percent of assets
Current assets
Cash and cash equivalents	1	418	433	0%	3%	3%
Restricted deposit for put options	12,520	12,497	12,460	94%	94%	93%
Customers, net	-	-	1,950	0%	0%	15%
Receivables and debit balances	163	61	79	1%	0%	1%
Total current assets	12,684	12,976	14,922	95%	97%	112%

Noncurrent assets
Restricted deposit	77		680	1%	0	5%
Fixed assets, net	245	297	599	2%	2%	4%
Intangible assets, net	185	356	698	1%	3%	5%
Right of use assets	139	189	287	1%	1%	2%
Total noncurrent assets	646	842	2,264	5%	6%	17%

Total assets	13,330	13,818	17,186	100%	104%	129%
Current liabilities
Payables for wage and ancillaries	1,600	1,205	433	12%	9%	3%
Vendors, payable expenses and other payable accounts	6,445	3,384	2,978	48%	25%	22%
Related parties	1,111	633	197	8%	5%	1%
Liability for put options	12,520	12,497	12,460	94%	94%	93%
Payable expenses for projects	2,303	2,286	2,280	17%	17%	17%
Prepaid advances from customers less costs accrued in respect of projects	3,141	2,771	1,352	24%	21%	10%
Leasing liabilities	164	166	138	1%	1%	1%
Total current liabilities	27,284	22,942	19,838	205%	172%	149%
Noncurrent liabilities
Liabilities for benefits to employees, net	48	52	63	0%	0%	0%
Leasing liabilities	77	76	179	1%	1%	1%
Total noncurrent liabilities	125	128	242	1%	1%	2%

Total equity	-14,079	-9,252	-2,894	-106%	-69%	-22%
Total liabilities and equity	13,330	13,818	17,186	100%	104%	129%

As of June 30, 2021, the Company has an equity deficit and a working capital deficit of USD 14 million and USD 14.5 million, respectively.

As of June 30, 2021, the Group has no free cash flow, against current liabilities of approximately USD 15 million (not including a liability for a put option to the Material Shareholders, which is secured by a restricted deposit.

The Group’s current liabilities include debts in arrears to suppliers and service providers in the amount of USD 8 million.

Soraya Consultants Ltd	Ability Inc.

2.2	Market value and equity

Share Price and Market Cap (ILS thousands)

The market value of the Company declined from about ILS 50 million as of the end of 2018 to about ILS 9 million as of December 2021. In 2021, the trading volume of the Company’ shares were very low, amounting to a few thousand shekels per day.

Soraya Consultants Ltd	Ability Inc.

3.	METHODOLOGY

3.1	Overview

Section 2 of the Act sets forth two alternative tests for examining insolvency, net asset value test and a cash flow test, as follows: “Insolvency is an economic situation where a debtor cannot repay his debts on time, whether their due date has arrived or not, or the debtor’s liabilities, including his future and contingent liabilities, exceed the value of his assets” (emphasis added).

Further to that, Section 10 of the Act sets forth several alternative presumptions for proving that a corporation is insolvent.

The solvency test was performed for the Group as a whole (in consolidation) and not separately for each of the Group companies, as described below. This methodology was implemented in view of the type of the activity of the Group companies, the inter-company agreements in place and also considering the actual financial conduct of the Group.

The examination was performed based on the two alternative tests set forth in the Act: the NAV test and the cash flow test, together with complementary tests. Material negative NAV or cash flow failure indicate that the entity is insolvent.

The actual implementation of the two alternative tests in the Act was made based on the accepted methodology in the profession and in international credit rating firms (Standard & Poor’s and Moody’s) for examining credit risk and solvency, and also considering the “Summary Report of Findings on Dividend Distribution and Stock Buyback” by the staff of the Securities Authority of June 2015 (hereinafter: the “Authority’s Summary Report”).

3.2	Testing the Group Solvency (in consolidation)

The Company is a holding Company (with no independent business activity) that fully owns three (3) subsidiaries. According to talks we held with the Group’s management and according to the Group’s accounts books, there is no financial separation between the expenses and income in the various companies in the Group, that is, almost all of the Group’s revenues and costs are recorded in Ability Industries regardless of the particular Group company that entered into contract with the customer (or the vendor), as the case may be. Moreover, the bank accounts of the other companies in the Group are inactive, except for negligible activity in Ability Security. Consequently, financially and operationally, the Group operates as a single legal and economic entity.

This conduct of the Group is partially governed in the agreements between the companies, as described, among other places, in Note 1 of the Company’s separate financial statements for 2020.

Without derogating from the foregoing, it is noted that the application for a stay of proceedings also relates to all the companies in the Group as a single entity.

We believe that if the solvency test had been done separately to each of the four Group companies, there would have been no change in the conclusion of this Opinion.

The Group has one activity that is currently financially concentrated in Ability Industries, where the Company is a holding Company and the other subsidiaries have no tangible activity.

The business activity, as described below, presents a distinct deficit in the cash flow from operating activities, and at the same time, the Group has a distinct negative NAV deriving mostly from debts to vendors and other parties.

Attributing the Group’s costs and liabilities to each of the Group’s companies, based on market prices, would have not materially changed the business results, as the full costs of the Group (excluding some of the Company’s headquarters costs) would have been attributed to the business activity. At the same time, the Group’s (deficient) business activity is the only potential source of the Company and the subsidiaries for cash flow.

Soraya Consultants Ltd	Ability Inc.

3.3	Manner of Implementing the Tests Prescribed in the Act

The Act, which was published in March 2018, governs all the aspects of the insolvency of a debtor (individual and corporation). Prior to the enactment of the Act, insolvency laws were based on old legislation that was revised over the years and on court case law.

The Act actually adopts the tests set out in the case law for testing insolvency: the NAV test and the cash flow test. Under the Act, the two tests above were incorporated as alternatives to the definition of insolvency.

The following is a summary of how the tests set forth in the Act are implemented in this Opinion:

A. The NAV test

In this test, we examined the economic (balance sheet) value of the Group’s assets less the value of the financial liabilities.

The economic value is a value reached between a willing buyer and a willing seller without duress on either one of the parties. The method of determining the economic value of the Group’s assets is described below in the body of the Opinion. The Group’s undisputed liabilities were estimated based on their balance sheet balance according to the Company’s reviewed financial statements as of June 30, 2021, adjusted to October 31, 2021.

The Group’s contingent liabilities (mostly in connection with legal claims) were estimated for the purpose of the NAV according to the balance of the provision (liability) for them in the Group’s financial statements, even though according to generally accepted international accounting standards, contingent liabilities are not necessarily recognized in full in the financial statements (for example, when it is not possible to reliably estimate the liability amount).

In view of the Group’s financial and cash flow position, we believe that it is not necessary to examine the manner of inclusion of contingent liabilities, for which no provision (liability) was recognized in the financial statements, in the NAV test.

B.	Cash flow Test

This test examines the Group’s cash flow capacity to service its existing and future obligations. For this purpose, we prepared, with the assistance of the Company’s CFO, a projected cash flow of the Group that includes the Group’s expected receipts (from customers and others) and the Company’s expected payments (in respect of present liabilities and future liabilities). The projected cash flow was performed according to the assumptions described below.

The projected cash flow was prepared for two years and does not include possible payments for contingent liabilities, due to significant uncertainty about the scope and date of the payment in connection with the contingent liabilities and considering the Opinion’s unequivocal results.13

As part of the cash flow test, we did not include a possible realization of the Group’s core assets (e.g., project backlog), but we did include the expected cash flow from those core assets.

13 The projected cash flow includes a payment for provision amounting to USD 2.7 million in respect of which default judgment of a Florida court were made.

Soraya Consultants Ltd	Ability Inc.

Without derogating from the foregoing, it is noted that as of the date of writing the opinion, the Group has overdue debts, also for uncontested debts. That is, the Group is currently insolvent according to the cash flow test.

C.	Interaction between the NAV Test and the Cash Flow Test

For the purpose of defining insolvency, the Act sets forth, as stated, two alternative tests. However, these tests are in fact complementary tests. Under a developed market conditions, a significant positive NAV is sufficient (economically) for determining solvency, as it means that in the medium to long term, the entity has the capacity to realize its assets and repay its debts in full. In practice, however, in the short term, there are often limitations on realizing assets at their full economic value, considering liquidity or information limitations. The cash flow test actually complements the balance sheet test by examining whether the entity has sufficient resources to pay the liabilities in the short-to-medium term.

D.	Complementary Tests

To confirm and support the results of the above tests, we examined additional factors, external and internal, including liens, unutilized lines of credit, immediate liquidity and the scope of contingent liabilities.

Soraya Consultants Ltd	Ability Inc.

E.	Going Concern Note

In the Company’s financial statements for June 2021, the Company’s auditors included a going concern note. The going concern note in the financial statements significantly indicates insolvency of the Group.

4.	THE NAV TEST

4.1	General

The NAV test is one of the two tests prescribed in the Act for examination of solvency. The NAV was estimated as of the evaluation date, when the Group’s assets and liabilities were estimated as follows:

a.	The economic value of the Company’s assets was estimated on the assumption of a going concern, in a transaction between a willing buyer and a willing seller without duress. The Group’s assets were identified according to the Group’s reviewed financial statements as of June 2021 and based on talks held with the Group’s management.

b.	The Group’s liabilities (including contingent liabilities) were estimated according to their balance in the Group’s financial statements adjusted to the evaluation date. The Group’s liabilities were classified according to the liability’s characteristics.

Soraya Consultants Ltd	Ability Inc.

4.2	Net Asset Value (NAV)

Below is a listing of Group’s net asset value as of the evaluation date (USD thousands):

	Book balance as of June 30, 2021	Material adjustments to evaluation date	Adjustments to economic value	Economic value as of October 30, 2021	Ref.
Current Assets
Cash and cash equivalents	1	720		721	A
Restricted deposit for put options	12,520			12,520	B
Receivables and debit balances	163			163
Total current assets	12,684	720		13,404

Noncurrent assets
Restricted deposit	77			77
Fixed assets, net	245	-50		195	C
Intangible assets, net	185		-185	-	D
Projects in process			2,527	2,527	E
Right of use assets	139			139
Total noncurrent assets	646	-50	2,342	2,938
Total Assets	13,330	670	2,342	16,342

Current liabilities
Vendors, payable expenses and other payable accounts	2,181	129		2,310	F
Material Shareholders	2,281	251		2,532	G
Material Shareholders – debts not yet approved	215			215	G
Liability for put options	12,520			12,520	B
Prepaid advances from customers, net	3,141		-3,141	-	E
Debts not immediately due	3,019			3,019	H
Provision for contingent liabilities	3,762			3,762	I
Leasing liabilities	164			164
Total current liabilities	27,284	380	-3,141	24,523

Noncurrent liabilities
Liabilities for benefits to employees, net	48			48
Leasing liabilities	77			77
Total noncurrent liabilities	125	–		125

Total liabilities	27,409	2,761
		3,431		24,648
Net (liabilities) Assets	-14,079		2,342	-8,306
Capitalized HQ expenses	–	–	-5,000	(5,000)	J
Total Net Equity / Assets	-14,079		-2,658	-13,306
Exposure to contingent liabilities less provision				-29,996	I
Contingent asset (customer)	1,950			1,950	K

According to the above, as of the evaluation date, the Group have a material negative NAV value of USD 13.3 million and a balance of exposure in respect of contingent liabilities (which can be estimated) beyond the provision in the books of USD 30 million.

Soraya Consultants Ltd	Ability Inc.

Main Assumptions and Notes

A.	Cash and cash equivalents

Cash on hand was estimated according to cash balance at the bank at the end of October 2021. The cash is not restricted.

The cash balance as of December 23, 2021 is ILS 4.9 million.

B.	Deposit in a Banking Corporation and a Liability in respect of a Put Option

The Group’s main asset is a deposit in a banking corporation which is restricted and is used as collateral for a put option underwritten by the Company to Material Shareholders, who have the right to sell 117,327 of its shares to the Company (hereinafter: the “Option”). The deposit is held in trust for the Material Shareholders as collateral for the Option.

The deposit has no effect on the Company’s capital as, parallel to the deposit (asset), an liability was recognized in the amount of the deposit, which reflects the Company’s undertaking to purchase the shares from the Material Shareholders.

The deposit funds were frozen by the Israel Police as part of a criminal investigation that is being conducted against the Material Shareholders (according to the information provided to us, the Company is not a party to the criminal investigation). At the same time, it is noted that the Material Shareholders have undertaken to the SEC that they will not exercise the Option until March 1, 2021 (which has expired) and the Company has stated that it would not approve the exercise of the Option.14

C.	Fixed Assets

The Group’s fixed assets mainly include vehicles. In view of the nature of the fixed assets and the accounting standards underlying the valuation of the fixed assets, we believe that the economic value of the fixed assets is not materially different from its balance in the Company’s books.

D.	Intangible Assets

The economic value of technology companies usually consists mainly of intangible assets (such as technology). The value of the intangible assets accrued in the entity (as opposed to intangible assets acquired) is not recognized in the financial statements.[15] Furthermore, intangible assets acquired by an entity are presented in the financial statements at their reduced cost, in accordance with generally accepted accounting principles, and not at their economic value. Accordingly, there may be a material disparity between the economic values of intangible assets (including technology) in the financial statements relative to the economic value.

In identify the Group’s technology, we held several meetings with the Company’s management and reviewed the Group’s financial statements.

Accordingly, in our opinion, the Group’s products can be classified into two main categories from a technological point of view (as described above in Section 1.2.2), as follows: (a) customized products; (b) the ULIN system.

In the first category of customized products, the Group adapts existing products that were developed by other companies to the specific requirements of the customer. In this activity, the Group has no material technology or material legal rights in on the product sold, and the required adjustments in the product are made by the Material Shareholders in the Company.

The sales volume of the Group in the category has not been material in recent years. In these products the Group has no independent technology and it relies entirely on the knowledge and acquaintances of the Material Shareholders in the Company.

14 For elaboration, see also p. 3 of the Application for Stay of Proceedings.

15 See IAS 38 Intangible Assets.

Soraya Consultants Ltd	Ability Inc.

In other words, the Group has full dependence on the Material Shareholders in everything that is related to marketing, sale and development of products in this category. The ability to sell the knowledge, as the case may be, depends on the Material Shareholders and in their integration by a potential buyer of the technology. Accordingly, in our opinion, the knowledge and technology involved in the products in this category have no material value, if any, to the Group.

The second category of the Group’s products includes the ULIN system, which has been the mainstay of the Group in recent years. This product was purchased by the Company on January 15, 2019, as part of the acquisition of Telcostar (a wholly-owned subsidiary), for approximately USD 1 million.

In the talks we held with the Company, we learned that the Company has no patents related to the ULIN system. In addition, the development, maintenance, and service of the system are based on a service agreement with MG which is in effect until the end of 2022. The Group’s involvement in the system and its development is negligible as the Group has no costs in connection with product development and maintenance. Accordingly, the Group has a material dependence on MG (as also stated in the Company’s reports).

In line with the foregoing, we believe that even if the Group has a legal right in the ULIN technology, it is highly doubtful whether it can be sold without MG’s being included. Given this dependence and the cost of acquiring the rights in the system (approximately USD 1 million), we hold that it is plausible that the economic value of this technology is likely to be negligible (without derogating from the foregoing, see the value of the Group’s projects in process).

E.	Projects in Process

The Group currently has five ongoing projects, in various stages, in connection with ULIN. In accordance with generally accepted accounting principles, the Group recognizes revenue only after receiving a confirmation from the customer and throughout the project period. Receipts received from the customer prior to the date of recognition of income are recognized as a liability in the financial statements (as of June 30, 2021, the Group has a liability for advances received from customers, net of direct costs, of USD 3.1 million).

For projects in the process (order backlog) has economic value. We estimated the economic value of the projects using the expected cash flow from them, less the direct costs remaining in respect of the projects. It is as follows (USD thousands):

Project	Scope of contract	Approval date	Amount received by June 2021	Amount receivable June 2021	Amount received 7/2021 to 10/2021	Direct completion costs	Net prepaid June 2021	Net collectible Oct. 2021	Economic value Oct. 2021	Notes
A	665	8/12/2019	665	0	0	0	32	-	0	i
B	625	2/24/2021	625	0	0	0	483	-	0	i
C	1,510	Not yet received	929	581	-	172	370	409	0	ii
D	9,000	Not yet received	2,700	6,300	2,000	1,067	2,256	3,233	2,108	iii
E (cont.)	500	Not yet received	0	0	0	31.25	0	0	419	iv
							Economic value		2,527

i.	According to the talks we held with the Company, there were no material costs or operations left to complete, except for ongoing support provided through MG, and therefore the liability recognized in the financial statements was deleted.
ii.	According to the talks we held with the Company, the balance of the receipts from the customer, under the contract agreement, are not expected to be received.
iii.	The economic value of the project is estimated according to the expected cash flow, less completion costs. Approximately USD 1 million was actually received after the evaluation date. The Company estimates that there is a 50% probability of collecting an additional receipt in the first quarter of 2022. We did not capitalized the expected cash flow sue to the immaterial time value.
iv.	The expected cash flow from the project was capitalized at an interest rate of 12% per annum.

Soraya Consultants Ltd	Ability Inc.

The value of the projects does not include costs related to MG’s ongoing support of the projects, as the Group assesses that it is difficult to estimate the support costs for each of the projects. Accordingly, the value of the projects in process of the Group is USD 2.52 million.

F.	Vendors and Other Payable Accounts

The balance of the Group’s vendors and other payable accounts mostly includes employees and service providers as well as MG. The balance of the liability was estimated in line with its balance in the books and was updated to the date of the evaluation according to data received from the Company’s management. The balance is mostly in respect of overdue debts to employees and vendors and is not disputed. This balance does not include a liability to Material Shareholders, which was presented separately.

G.	Material Shareholders

The Group has a debt of approximately USD 2.5 million to the two Material Shareholders. The debt includes non-payment of wages from September 2019 as well as non-reimbursement of approved expenses of approximately USD 0.3 million. It is noted that in June 2021, the positions of the Group’s Material Shareholders were reduced by half.

The balance of the liability was estimated according to its balance in the financial statements as of June 2021, according to the increase in the balance of the liability up to the date of the evaluation.

In addition, in the financial statements for June 2021 a liability was recognized for costs of the Group that were paid by the Material Shareholders in the amount of USD 215 thousand. The costs mostly include payment for legal expenses in connection with the Ministry of Defense’s investigation. Talks with the Group indicate that the indemnification of the Material Shareholders for these costs was not yet approved by the Company’s institutions.

We did not examine the Company’s commitment to indemnify the Material Shareholders for these costs. As a liability for this possible indemnification was included in the financial statements, we included this liability for the purpose of calculating the NAV in accordance with its balance as stated in the Group’s financial statements.

H.	Debts Not Require Immediate Repayment

A commitment of approximately USD 3 million for equipment suppliers and service providers (four suppliers) was recognized in the Company’s books. Repayment of this debt was not actually requested by them so far. We included this commitment in NAV according to its balance in the Group’s books.

I.	Provisions and Contingent Liabilities

There are several significant legal proceedings against the Group and its Material Shareholders, of which total amount is significantly higher than USD 34 million (the total amount is not quantifiable). The legal proceedings include lawsuits for alleged non-payment to suppliers, violation of securities laws and an investigation by the Ministry of Defense.

For a list of the Group’s contingent liabilities and the provisions for them, see section 1.2.3 of the Opinion. It is noted that for the provision of USD 2.7 million (excluding interest), there are default judgments of a court in Florida, the United States. There is also a contingent liability of USD 63 thousand, a subject to a settlement that was signed after the evaluation date.

Contingent liabilities are recognized in the financial statements in accordance with the provisions of International Accounting Standard 37 Provisions, Contingent Liabilities and Contingent Assets (hereinafter: “IAS 37”). The basis for measurement of provisions in the financial statements is not the economic value or fair value. In accordance with IAS 37, in brief, a provision (liability) for a contingent liability is recognized in the financial statements only if it can be estimated reliably. In this case, a provision will be only be recognized if it is likely (more than 50% probability) that a payment will be required for the contingency and the amount recognized will be at the full cost the entity is expected to pay.

Soraya Consultants Ltd	Ability Inc.

According to the foregoing, for the Group’s contingent liabilities that cannot be reliably estimated, no provision is recognized in the financial statements. Yet, when there is a contingency that a payment is expected in respect of it, a provision will usually be recognized for the full expected payment and not according to the payment expectancy.

In this case, the Group has significant contingent liabilities (including for an alleged breach of U.S. securities law) that cannot be reliably estimated. Thus, the amount of the provision recognized in the financial statements, approximately USD 3.7 million, is likely to be significantly lower than the economically value.16

In the absence of a reliable estimate of the economic value of the contingent liabilities, and in view of the unequivocal results of the Opinion, we estimated them, for the test, in line with the amount of the provision recognized for them in the financial statements.

J.	Capitalized Headquarters Expenses

The Group’s NAV was conducted under the going concern assumption. The Company has administrative and general expenses in 2020 of approximately USD 2 million (excluding non-recurring expenditure of USD 2 million for doubtful debt). In our estimation, based on our experience and the composition of the Group’s headquarters costs, the normative headquarters costs for “maintaining the status quo” (excluding the part attributed to betterment), and given reasonable efficiency, are about USD 1 million per year.

Accordingly, we reduced the headquarters expenses by USD 1 million per year at a multiplier of 5. We did not include a possible tax benefit for headquarters costs in the absence of any expectation of utilizing the tax benefit in the foreseeable future.

Accordingly, the capitalized headquarters expenses are USD 5 million.

K.	Contingent Property

A customer of The Group owes USD 1.95 million for a project from 2014. In December 2021, the Group requested the customer to pay the debt. According to the customer, the Group did not fully provide the services it undertook as part of the project. We were told by the Company that it was negotiating with the customer about the debt.

The Group recognized a doubtful debt for the full balance of the debt in view of the age of the debt and a significant doubt about its collection. According to the methodology of contingent liabilities, the contingent asset is included in the NAV calculation in line with its balance in the Group’s financial statements (zero balance).

It is noted that we did not include a possible tax benefit for losses for tax purposes in the Group in view of the lack of expectation of taxable income in the foreseeable future.

16 However, there are contingencies which, according to accounting principles, a higher provision than the payment expectancy in their respect may be recognized.

Soraya Consultants Ltd	Ability Inc.

5.	THE CASH FLOW TEST (PROJECTED CASH FLOW)

5.1	Overview

The cash flow test is one of the two (alternative) tests prescribed in the Act for solvency. As according to the NAV test, the Company is has a material negative net asset value, it is ostensibly not necessary to implement this test. However, in order to validate the results of the NAV test, we found it appropriate to examine the Company’s solvency also based on the cash flow test.

For the purpose of implementing this test, we prepared a projected cash flow for a period of two years. An entity’s projected cash flow includes the entity’s sources and uses during the test period. An entity’s sources usually include primarily cash flow from operating activities and taking out loans. An entity’s uses mainly include loan repayments, interest payments and investments.

In the present case, it is unlikely that the Group will take out loans considering the type of its activity and assets, and there is also no sale or acquisition of material assets that is expected. Thus, the projected cash flow mainly includes cash flow from operating activities.

The following are the principles of the methodology implemented in preparing the projected cash flow:

a.	Cash flow from operating activities is estimated under the going concern assumption.

b.	It was assumed that debts in arrears (to vendors and employees) are due immediately in the absence of a legal right to postpone their repayment.

c.	We have not included possible payments to Material Shareholders for indemnification in connection with costs incurred and which have not yet been approved by the Group.

d.	It was assumed that the Group is not expected to have a material cash flow from investment activities (capital costs), given the nature of its activities.

e.	It was assumed that the Group is not expected to have a material cash flow from financing activities, given the nature of its activities and the assets it owns.

Soraya Consultants Ltd	Ability Inc.

5.2	Projected Cash Flow Statement

ILS thousands	10/30/2021	11/1/2021 to 12/31/2022	H1 2022	H2 2022	H1 2023	H2 2023	Ref.
Receipts from existing projects		2,503	1,104	_	_	_	A
Expected receipts from future projects		_	633	466	633	633	B
Total sources	_	2,503	1,767	466	633	633
Current costs (exc. deferred costs to vendors and employees)		713	(1,701)	(1,495)	(1,850)	(1,457)	C
Total current uses		(713)	(1,701)	(1,495)	(1,850)	(1,457)
Surplus (deficit) before payment of arrears		1,790	66	(1,028)	(1,217)	(824)
Cash balance at end of period before payment of arrears	721	2,511	2,577	1,549	332	(492)
Current debts in arrears (excluding Material Shareholders)	2,310	56	169				D
Current debts in arrears to Material Shareholders’ wages	2,2 04	92	275				E
Current debts in arrears to Material Shareholders	328						F
Provision for contingencies requiring payment	2,763						I
Past debts not requested by suppliers	3,019						G
Debt for collateral returned from Israel Police	1,615						H
Total debt in arrears at the end of the period	12,239	12,388	12,832	12,832	12,832	12,832
Net debt in arrears at the end of the period / deficit	(11,518)	(9,876)	(10,255)	(11,284)	(12,500)	(13,324)

Additional Information

Limited deposit for put options to a controlling shareholder	12,520	12,520	12,520	12,520	12,520	12,520
Liability for a put option	12,520	12,520	12,520	12,520	12,520	12,520
Exposure to contingent liabilities (estimable)	(33,758)						I
Contingent asset	1,950						I

According the projected cash flow, the Company has a significant cumulative cash flow deficit of USD 13.3 million during the forecast period, before estimating the full possible cash flow for contingent liabilities.

It is noted that in the period of November 1, 2021 to the end of June 2022, the Company is expected to have a positive cash flow from operating activities, but this is before payments of past debts to vendors and employees.

Soraya Consultants Ltd	Ability Inc.

Main Assumptions and Notes

A.	Receipts from Existing Projects

The cash flow from existing projects includes the receipts expected for projects in process. For one particular project, the Company is entitled to an estimated USD 3.25 million as of the date of the evaluation. About USD 1 million is expected to be received by the end of 2021; half the balance (about USD 1.1 million) is expected to be received in the first quarter of 2022 and the remaining balance for the project, the Company assesses, will not be received in the foreseeable future.

B.	Expected receipts from future projects

In 2022, this component includes projects for which the Company is negotiating with potential customers. In 2023, the expected receipts were estimated according to the Company’s assessments and past experience. It is clarified that it is uncertain, particularly in view of the Group’s financial and legal position, that receipts will be made from future projects.

C.	Current Costs

The Company has debts in arrears for past payments to suppliers, employees and Material Shareholders (mainly for wages) in significant amounts. For presentation purposes, current operating costs do not include these liabilities, which are required to be repaid in the short to medium term. In addition, we did not include possible payments for contingent liabilities, in the absence of a reliable forecast both in regard to the expected amount of payment for them and in regard to the date of their possible payment, except for provisions for contingent liabilities of about USD 2.7 million, for which default judgments were made in Florida.

From September 2020, the Company does not pay wages to the Material Shareholders (the debt is accrued to them) and from June 2021, their wages are reduced by half and also not actually paid. For the other employees in the Group and for two Group service providers in the field of finance, as of June 2021, only half of the wages due to them is paid.

In the projected cash flow until the end of June 2022, we did not include the above costs, which are not actually paid (we accumulated them separately), and from July 1, 2022, we assumed that the full current costs will be actually paid. We also assumed that the wage reduction made to the Material Shareholders would not be voided.

The following is the composition of current operating costs (*):

	1.11.21 31.12.21	H1 2022	H2 2022	H1 2023	H2 2023
Wages	24	95	446	446	446
Service providers	61	245	337	337	337
(MG COMM)Subcontractor	57	228	228	228	228
Directors	24	95	95	95	95
Agent commissions for projects	476	358	100	63	63
Insurance		393		393
Other	72	287	288	287	287
Total current costs	713	1,701	1,495	1,850	1,457

(*)	It was assumed that from the second half of 2022, the Group’s current costs will be paid when due, hence the increase in wage and service providers expenses.

D.	Current Debts in Arrears (excluding Material Shareholders)

This component includes current liabilities to suppliers and employees who are not Material Shareholders (excluding provisions for legal proceedings and other contingencies). These costs have to be paid in the short term. It was assumed that by the end of the first half of 2022, consistent with current policy, employees and two vendors in the field of finance will actually be paid half of the wages and the remaining balance will accrue for future payment.

Soraya Consultants Ltd	Ability Inc.

E.	Current Debts in Arrears for Wages to Material Shareholders

From September 2020, the Company is not paying salaries to the Material Shareholders. From June 2021, the salary of the Material Shareholders is reduced by half and it is also not actually paid. It is assumed that from July 2022, the Material Shareholders’ salary will be paid on time, but will be half of the original salary.

F.	Current Debts in Arrears to Material Shareholders

The Material Shareholders allegedly paid expenses (mainly for legal counseling) in connection with the Company of approximately USD 550 thousand. The Company approved to the shareholders indemnification for some of these costs, USD 328 thousand. We included the indemnity approved for the Material Shareholders as part of the debts in arrears.

The costs that the Company have not yet approved as indemnification to the Material Shareholders (approximately USD 220,000) were not included in the Group’s liabilities in the projected cash flow.

G.	Debts Not Requested by Vendors

A liability of about USD 3 million was recognized in the Group’s accounts to an equipment suppliers and to service providers (4 vendors). This debt has in practice not been requested by them to date.

H.	Debt for Collateral Returned from Israel Police

An investigation is undergoing against the Company, the Material Shareholders, Ability Industries (a subsidiary) and Ability Systems by the international serious crime unit of Israel Police on suspicion of committing customs offenses, fraudulent gains and money laundering. In 2019, as part of this investigation, Israel Police seized the Group’s bank accounts as well as the deposit money (securing the put option). In 2020, the Group reached an arrangement where it received a “loan” from Israel Police (out of the funds seized) in the amount of ILS 5.35 million.

From this “loan”, the Group repaid ILS 250,000 and the Company had to repay the remaining balance in installments by September 2021 (this date has passed).

To secure restitution of the seized funds (a contractual pledge, not recorded in official registers), the Company pledged to Israel Police a doubtful debt of a customer in the amount of USD 1.95 million.

Soraya Consultants Ltd	Ability Inc.

I.	Contingent Liabilities and a Contingent Asset

We included in the projected cash flow provisions that will most likely be paid during the forecast period (a contingent provision for which a settlement agreement was signed after the evaluation date and a provision of USD 2.7 million for which default judgments were made by a Florida court).

Possible payments for contingent liabilities (mainly legal proceedings) and possible receipts for a contingent asset were not included in the projected cash flow due to difficulty in estimating the amount and time of the payment (or receipt). For more information on this, see Note I and Note K in Section 4.2 above.

6.	COMPLEMENTARY TESTS

According to the foregoing, in both the cash flow test and the NAV test, the Group is insolvent. To substantiate the conclusion, we performed several complementary tests to the Group’s solvency, as follows:

A.	Capital deficit, working capital deficit and ongoing operating losses

According to the Company’s financial statements for June 2021, the Company has a capital deficit of USD 14.1 million and a working capital deficit of approximately USD 14.5 million (excess of current liabilities over current assets). In the first half of 2021, in 2020, in 2019 and in 2018, the Group posted an operating loss of USD 5 million, USD 6.5 million, USD 7.5 million and USD 10 million, respectively. That is, from 2018 until the end of the first half of 2021, the Group posted cumulative losses of USD 29 million.

B.	Available credit lines

The Group has no lines of credit in banking corporations and in our opinion it is highly unlikely that the Group can obtain material lines of credit given the nature of its activities and assets.

C.	Legal proceedings

There are very significant legal proceedings against the Company, the total scope of which cannot be reliably estimated (the scope of the legal proceedings and contingent liabilities that can be reliably estimated is USD 34 million). In addition, in January 2022, the U.S. Securities and Exchange Commission applied to a court in the United States for a forfeiture of USD 24.3 million of the Company’s funds in favor of the SEC.

Beyond the costs that may be adjudicated against the Group in these legal proceedings, the legal proceedings, in our opinion, significantly impairs the Group’s activities given the type and nature of the legal proceedings.

Soraya Consultants Ltd	Ability Inc.

D.	Pledgeable free assets

The Company has no “hard” assets that can be pledged for credit.

H.	Going Concern note

The Company’s financial statements for June 2021 include a going concern note by the Company’s auditors.

In Note 1(b) of the financial statements for June 2021, the Company states: “As of June 30, 2021, the balance of the Company’s accumulated losses amounted to approximately USD 47,753 thousand, cash balance and cash equivalents of USD 1 thousand and a comprehensive loss of USD 5,006 thousand for the period of six months ended on that date.

Due to the persistence of the low revenues along with significant expenses for, among other things, legal expenses and professional services, the Company suffers from ongoing losses, capital deficit and negative cash flow from operating activities. The Company is under investigation by the Israeli Ministry of Defense, which has ordered the suspension of certain export licenses. In addition, severe movement restrictions imposed by many countries as a result of the coronavirus (“COVID 19”) prevented the Company from completing the system acceptance phase in various projects. The Company is making every effort to overcome this issue as soon as possible. These and other factors, together with other reasons described below, raise significant doubts about the Company’s continued ability to function as a going concern.”

A going concern note in the financial statements is a significant indication of the Group’s insolvency.

In view of the foregoing, in our opinion, based on the set asset value test and the cash flow test, and after reviewing the complementary tests, the Group is insolvent.

7.	SUMMARY AND CONCLUSIONS

a.	The Group operates in the field of technology for intercepting cellular and satellite communications for government, military, police and various intelligence bodies. The Company’s current sales are mostly of the ULIN system, which was acquired in 2019 for about USD 1 million. According to talks we had with the Company, the development and maintenance of the ULIN system are carried out through MG. It appears that (and as stated in the Company’s reports) the Company has a material dependency on MG and on the Company’s Material Shareholders, who also work as employees in the Company.

b.	The Company’s shares are traded on the Tel Aviv Stock Exchange and are also listed on the OTC Pink list in the United States. The market value of the Company on the Tel Aviv Stock Exchange is only about USD 3 million.

c.	The Group does not have any registered patents or trademarks of any kind and it does not carry out any internal research and development activity (development and maintenance of the ULIN system are carried out by MG).

d.	The Company has no lines of credit in banking corporations (or other financial institutions) and there are no material realizable assets that can be realized or assets on the basis of which credit can be obtained.

e.	As of the date of the evaluation, the Group has outstanding debts to suppliers and service providers and to Israel Police of approximately USD 9.5 million. From September 2019, the Company does not pay salaries to the Material Shareholders and from mid-June 2021, the Company pays only 50% of the salaries of the other employees in the Company and of the fees of two service providers in the field of finance.

Soraya Consultants Ltd	Ability Inc.

f.	Several significant legal proceedings are pending against the Company, its subsidiaries and the two Material Shareholders, the financial disclosure of which is not fully quantifiable (but is necessarily above USD 34 million), including various actions against the Company and related parties for breaches of securities laws, a criminal investigation by the Israel Police International Serious Crime Unit on suspicion of offenses of prohibition of money laundering, customs and fraudulent gains and a civil action against the Company and its Material Shareholders by the Securities and Exchange Commission of the United States.

g.	The auditors’ report to the Company’s financial statements as of June 30, 2021, the auditors included a note about significant doubts regarding the Company’s continued existence as a going concern.

h.	According to the balance sheet test, the Group has a distinct and significant negative net asset value of approximately USD 13.3 million.

i.	According to the cash flow test, the Group has a distinct and significant deficit in the projected cash flow of approximately USD 13 million (at the end of the forecast period) before possible payments for contingent liabilities (amounts that the Group may pay to authorities, vendors and others in legal proceedings).

j.

In view of the foregoing, in my opinion, both according to the cash flow test and the net asset value test, stipulated in the Act, the Group is insolvent.

The solvency test was performed for the Group in consolidation. However, as stated below, in my opinion, in view of the nature of the activity of the Group companies and the relationships between them, the Company and each of its subsidiaries are insolvent, in accordance with the tests prescribed by law.

The binding version of this opinion is the Hebrew version. The translation of the expert opinion into English is presented for convenience only.

###